FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                        For the Month of November, 2002



                               STENA AB (PUBL.)
                (Translation of registrant's name into English)

                         SE-405 19 GOTHENBURG, SWEDEN
                   (address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F............X             Form 40-F............


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

             Yes..................               No..................X





                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Stena AB (Publ.)


Date: November 15 , 2002                By: /s/ Svante Carlsson
                                           Name:  Svante Carlsson
                                           Title: Chief Financial Officer and
                                                  Executive Vice President

Set forth below and incorporated by reference herein is the text of the registrant's news release dated November 15, 2002.

Stena AB (Publ.) announces proposed offering of senior notes due 2012

GOTHENBURG, Sweden -- Stena AB (Publ.) today announced the offering of $200 million of senior notes due 2012. A portion of the net proceeds of the offering is intended to be used to redeem the approximately $121.8 million outstanding aggregate principal amount of the company's 10 1/2% Senior Notes due 2005 with the balance, together with borrowings under the company's revolving credit facilities, to be used to redeem the approximately $84.2 million outstanding aggregate principal amount of the 7.30% Senior Secured Guaranteed Notes due 2004 of Stena Tay Limited, a subsidiary of Stena AB (Publ.).

These notes will be offered in a private offering to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation
S. The notes will not be registered under the Securities Act of 1933, as amended, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the notes in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.